SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

January 12, 2022

Commission File Number: 001-14684

Shaw Communications Inc.

(Translation of registrant’s name into English)

Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta T2P 4L4 (403) 750-4500

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shaw Communications Inc.

Date: January 12, 2022

	By:	/s/ Trevor English
	Name:	Trevor English
	Title:	Executive Vice President and Chief Financial & Corporate Development Officer
Shaw Communications Inc.

NEW RELEASE

SHAW ANNOUNCES AGM VOTE RESULTS

Calgary, Alberta (January 12, 2022) – Shaw Communications Inc. (“Shaw” or, the “Corporation”) announced that, at its annual meeting of shareholders held earlier today, the resolutions proposed in Shaw’s management proxy circular were adopted.

The detailed results from the annual shareholder meeting are as follows.

1.	Election of each of the following thirteen nominees as directors of the Corporation (by ballot):

	Votes For		Votes Withheld
	#	%	#	%
Peter J. Bissonnette	18,303,334	99.997	533	0.003
Adrian I. Burns	18,244,534	99.676	59,333	0.324
Christina J. Clark	18,243,320	99.669	60,547	0.331
Richard R. Green	18,244,534	99.676	59,333	0.324
Gregg Keating	18,301,394	99.986	2,473	0.014
Michael W. O’Brien	18,303,334	99.997	533	0.003
Paul K. Pew	18,301,394	99.986	2,473	0.014
Jeffrey C. Royer	18,244,534	99.676	59,333	0.324
Bradley S. Shaw	18,303,339	99.997	528	0.003
Mike Sievert	18,244,934	99.678	58,933	0.322
Carl E. Vogel	18,303,434	99.998	433	0.002
Sheila C. Weatherill	18,243,422	99.670	60,445	0.330
Steven A. White	18,244,634	99.676	59,233	0.324

2.	Appointment of Ernst & Young LLP as auditors of the Corporation (by ballot):

Votes For		Votes Withheld
#	%	#	%
18,304,235	99.998	405	0.002

About Shaw Communications Inc.

Shaw Communications Inc. is a leading Canadian connectivity company. The Wireline division consists of Consumer and Business services. Consumer serves residential customers with broadband Internet, Shaw Go WiFi, video and digital phone. Business provides business customers with Internet, data, WiFi, digital phone, and video services. The Wireless division provides wireless voice and LTE data services.

Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Symbol: TSX – SJR.B, NYSE – SJR, and TSXV – SJR.A). For more information, please visit www.shaw.ca.

For further information, please contact:

Shaw Investor Relations investor.relations@sjrb.ca